恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT CO. LTD.
6/F, WORLD-WIDE HOUSE, 19 DES VOEUX ROAD, C, HONG KONG. TEL: 2908 8888 FAX: 2908 8838 E-MAIL: henderson@hld.com
香港德輔道中十九號環球大廈六樓 電話：二九〇八 八八八八 圖文傳真：二九〇八 八八三八 電子郵件：henderson@hld.com

82-1560

03045187

Our Ref.: HASE/JY/HL/03057

03 DEC 15 AM 7:21

2nd December, 2003

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

We enclose for your information a copy each of the Company's announcement regarding (i) the Poll Results of Annual General Meeting and Extraordinary General Meeting and (ii) the results of the Extraordinary General Meeting relating to the resolution on the termination of the existing share option scheme and the adoption of the new share option scheme, which have been approved by the Shareholders of the Company at a meeting held on 1st December, 2003 and advertised in newspapers on 2nd December, 2003.

Yours faithfully,

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

John Yip
Company Secretary

Encl.

JY/pm

12/16

03 DEC 15

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING, BOTH HELD ON 1ST DECEMBER, 2003 POLL RESULTS

The board of directors of Henderson Land Development Company Limited (the "Company") is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting and the Extraordinary General Meeting of the Company, both held on 1st December, 2003 as follows:

	Annual General Meeting Resolutions	Number of Votes (%) For	Against
1.	To receive and consider the Audited Statement of Accounts and the Reports of the Directors and Auditors for the year ended 30th June, 2003.	1,311,698,261 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
2.	To declare a Final Dividend of HK$0.45 per share.	1,322,678,253 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3.	To re-elect Mr. Colin Lam Ko Yin as director.	1,312,244,047 (99.8348%)	2,171,900 (0.1652%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To re-elect Mr. Leung Sing as director.	1,312,244,047 (99.8348%)	2,171,900 (0.1652%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To re-elect Mr. Eddie Lau Yum Chuen as director.	1,312,244,047 (99.8348%)	2,171,900 (0.1652%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To re-elect Mr. Ho Wing Fun as director.	1,312,244,047 (99.8348%)	2,171,900 (0.1652%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To re-elect Mr. John Yip Ying Chee as director.	1,312,244,047 (99.8348%)	2,171,900 (0.1652%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To re-elect Mr. Kan Fook Yee as director.	1,312,224,047 (99.8332%)	2,191,900 (0.1668%)

Annual General Meeting Resolutions		Number of Votes (%)	
		For	Against
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To fix the remuneration of Directors.	1,312,243,042 (99.8348%)	2,171,905 (0.1652%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
4.	To re-appoint KPMG as Auditors and authorise the Directors to fix their remuneration.	1,314,159,847 (99.4283%)	7,556,006 (0.5717%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
5.	(A) To give a general mandate to the Directors to repurchase shares.	1,322,272,553 (99.9721%)	369,000 (0.0279%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(B) To give a general mandate to the Directors to allot new shares.	1,308,246,239 (97.8984%)	28,084,674 (2.1016%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(C) To authorise the Directors to allot new shares equal to the aggregate nominal amount of share capital purchased by the Company.	1,322,137,548 (98.9391%)	14,177,365 (1.0609%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(D) To increase the authorised share capital to HK$4,200,000,000 as and when required.	1,320,742,350 (98.8346%)	15,572,963 (1.1654%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
6.	To amend the Articles of Association of the Company.	1,322,276,553 (99.9736%)	349,000 (0.0264%)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a special resolution.		
Extraordinary General Meeting Resolution		**Number of Votes (%)**	
		For	**Against**
1.	To approve the termination of the existing share option scheme and the adoption of the new share option scheme for Henderson China Holdings Limited.	1,199,096,252 (90.4589%)	126,473,494 (9.5411%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		

By Order of the Board
John Yip
Secretary

Hong Kong, 1st December, 2003

Please also refer to the published version of this announcement in South China Morning Post.

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

RESULTS OF THE EXTRAORDINARY GENERAL MEETING RELATING TO THE RESOLUTION ON THE TERMINATION OF THE EXISTING SHARE OPTION SCHEME AND THE ADOPTION OF THE NEW SHARE OPTION SCHEME OF HENDERSON CHINA HOLDINGS LIMITED

The resolution approving the termination of the existing share option scheme and the adoption of the new share option scheme for Henderson China Holdings Limited was passed by the shareholders of Henderson Land Development Company Limited at its extraordinary general meeting held today.

Reference is made to the circular of Henderson Land Development Company Limited ("the Company") dated 23rd October, 2003 containing information relating to the proposal for the termination of the existing share option scheme and the adoption of the new share option scheme for Henderson China Holdings Limited ("Henderson China"), a listed subsidiary of the Company.

The Board is pleased to announce that the resolution approving the termination of the existing share option scheme and the adoption of the new share option scheme for Henderson China was passed by the shareholders of the Company at the extraordinary general meeting of the Company and the shareholders of Henderson China at its special general meeting held today.

By Order of the Board
John Yip
Secretary

Hong Kong, 1st December, 2003.

Please also refer to the published version of this announcement in South China Morning Post.